                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D\A
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*

                      SIMON TRANSPORTATION SERVICES INC.
                               (Name of Issuer)

                     CLASS A COMMON STOCK, $0.01 Par Value
                        (Title of Class of Securities)

                                   828813105
                                (CUSIP Number)

                                  Jerry Moyes
                            2200 South 75th Avenue
                              Phoenix, AZ  85043
                                 (623)269-9700
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 May 23, 2000
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 828813105
--------------------------------------------------------------------------------
(1)  Names of Reporting Persons                                      Jerry Moyes
I.R.S. Identification Nos. of Above Persons (entities only)
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions)  (a)[ ]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
(3)  SEC Use Only
--------------------------------------------------------------------------------
(4)  Sources of Funds (See Instructions)                               PF and BK
--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e)                                                                 [ ]
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization               United States of America

NUMBER OF         (7)  Sole Voting Power         357,650*
SHARES            _______________________________________
BENEFICIALLY      (8)  Shared Voting Power
OWNED BY          _______________________________________
EACH              (9)  Sole Dispositive Power    357,650*
REPORTING         _______________________________________
PERSON WITH       (10)  Shared Dispositive Power

--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person       357,650
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)                                                           [ ]

--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)                 6.9% of
                                                           Class A Common Shares
--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)                              IN
--------------------------------------------------------------------------------
* As to 297,150 Shares, together with wife, Vickie Moyes, as trustees.

                                  SCHEDULE 13D

CUSIP NO. 828813105
--------------------------------------------------------------------------------
(1)  Names of Reporting Persons                      SME Steel Contractors, Inc.
     I.R.S. Identification Nos. of Above Persons
     (entities only)                                                  87-0495960
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions)  (a)[ ]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
(3)  SEC Use Only
--------------------------------------------------------------------------------
(4)  Sources of Funds (See Instructions)                                      WC
--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings  is  Required Pursuant  to
     Items 2(d) or 2(e)                                                      [ ]
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization                                   Utah
--------------------------------------------------------------------------------
NUMBER OF           (7)  Sole Voting Power         300,000
SHARES              _______________________________________
BENEFICIALLY        (8)  Shared Voting Power
OWNED BY            _______________________________________
EACH                (9)  Sole Dispositive Power    300,000
REPORTING           _______________________________________
PERSON WITH         (10)  Shared Dispositive Power
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person       300,000
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]
--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)                 5.8% of
                                                           Class A Common Shares
--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)                              CO
--------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP NO. 828813105

------------------------------------------------------------------------------
(1) Names of Reporting Persons         The Jerry and Vickie Moyes Family Trust
                                       Dated 12/11/87
I.R.S. Identification Nos. of Above Persons (entities only)

------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                       (a) [_]
                                                                       (b) [_]
------------------------------------------------------------------------------
(3) SEC Use Only


------------------------------------------------------------------------------
(4) Sources of Funds (See Instructions)                                     PF


------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant
    to Items 2(d) or 2(e)                                                  [_]

------------------------------------------------------------------------------
(6) Citizenship or Place of Organization              United States of America


------------------------------------------------------------------------------

NUMBER OF          (7)    Sole Voting Power           297,150

SHARES
                   ------------------------------------------
BENEFICIALLY       (8)    Shared Voting Power

OWNED BY
                   ------------------------------------------
EACH               (9)    Sole Dispositive Power      297,150

REPORTING
                   ------------------------------------------
PERSON WITH        (10)   Shared Dispositive Power

------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person      297,150

------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                    [_]
------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)                5.7% of
                                                         Class A Common Shares
------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)                            OO

------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 828813105

--------------------------------------------------------------------------------
(1)  Names of Reporting Persons                                     Vickie Moyes
I.R.S. Identification Nos. of Above Persons (entities only)

--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions)  (a)[ ]
                                                                          (b)[ ]

--------------------------------------------------------------------------------
(3)  SEC Use Only

--------------------------------------------------------------------------------
(4)  Sources of Funds (See Instructions)                                      PF

--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e)                                                                 [ ]

--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization               United States of America

--------------------------------------------------------------------------------

NUMBER OF           (7)  Sole Voting Power             297,150**
SHARES              ____________________________________________
BENEFICIALLY        (8)  Shared Voting Power
OWNED BY            ____________________________________________
EACH                (9)  Sole Dispositive Power        297,150**
REPORTING           ____________________________________________
PERSON WITH         (10)  Shared Dispositive Power

--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person       297,150

--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]

--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)                 5.7% of
                                                           Class A Common Shares

--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)                              IN

_____________________________
** Together with husband, Jerry Moyes, as trustees.

                                 SCHEDULE 13D

     This Amendment No. 3 to Schedule 13D hereby amends the Schedule 13D dated August 26, 1999, filed by Jerry Moyes and SME Steel Contractors, Inc. (the "Original Filers"), as previously amended by Amendment No. 1 dated August 31, 1999, and Amendment No. 2 dated November 19, 1999 (the "Schedule 13D"). Amendment No. 2 added two new filers, The Jerry & Vickie Moyes Family Trust Dated 12/11/87, and Vickie Moyes (the "New Filers"; the Original Filers and the New Filers, together, the "Filing Persons"). This Amendment No. 3 further amends the Schedule 13D as described below.

ITEM 1.  SECURITY AND ISSUER

     Class A Common Stock, par value $0.01 (the "Shares")
     Simon Transportation Services Inc. (the "Issuer")
     5175 West 2100 South
     West Valley City, Utah  84120-1252

ITEM 2.  IDENTITY AND BACKGROUND

     Set forth below is certain information with respect to each of the Filing Persons and each of the persons enumerated in General Instruction C to Schedule 13D.

     (1) SME Steel Contractors, Inc. is a Utah corporation, which is wholly owned by SME Industries, Inc., a Nevada corporation (collectively, "SME"). The principal business of SME is steel fabrication and erection. The address of its principal business and principal office is 5955 West Wells Park Road, West Jordan, Utah 84088.

     (2) The Jerry & Vickie Moyes Family Trust Dated 12/11/87 (the "Trust") is a grantor trust. The principal business of the Trust is to invest the Trust's funds for the benefit of the Trust's beneficiaries. The address of the Trust's principal office is 2200 South 75th Avenue, Phoenix, Arizona 85043. Jerry Moyes and his wife, Vickie Moyes, are grantors, trustees, and beneficiaries of the Trust.

     (3) Jerry Moyes is a citizen of the United States of America, and his business address is 2200 South 75th Avenue, Phoenix, Arizona 85043. His present principal employment is as president of Swift Transportation Co., Inc.

     (4) Vickie Moyes is a citizen of the United States of America, and her address is 2200 South 75th Avenue, Phoenix, Arizona 85043. Her present principal employment is as a homemaker.

     During the last five years, none of the Filing Persons and no director or executive officer of SME, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Jerry Moyes used personal funds to purchase 60,500 Shares in the open market at prices ranging from $4.5625 to $5.5547 per share for an aggregate purchase price of $335,563.25. The Trust used trust income to purchase 327,150 Shares in the open market at prices ranging from $4.00 to $5.8125 per share for an aggregate purchase price of $1,622,398.78 and sold 30,000 Shares at prices ranging from $4.875 to $5.00 for an aggregate sales price of $148,125. SME Steel Contractors, Inc., a Utah corporation ("SME-Utah"), used its working capital to purchase an additional 300,000 Shares in the open market at prices ranging from $4.125 to $4.9572 per share for an aggregate purchase price of $1,335,934. SME-Utah is a wholly owned subsidiary of SME Industries, Inc., a Nevada corporation ("SME-Nevada"). Mr. Moyes owns approximately 75% of the outstanding voting stock of SME-Nevada. Mr. Moyes disclaims beneficial ownership of any Shares attributable to the percentage of SME-Nevada he does not own.

ITEM 4.  PURPOSE OF TRANSACTION

     Initially, the Filing Persons acquired their beneficial ownership interests in the Shares for investment purposes. From time-to-time, the Filing Persons considered the possibility of acquiring all or a controlling portion of the Issuer's common stock, and Mr. Moyes, on behalf of the Filing Persons, did, in November of 1999, begin negotiations with the Issuer's Board of Directors in an effort to obtain consent to additional purchases of Shares in open market or other transactions. These negotiations have resulted in the decision by Mr. Moyes to make a cash tender offer (the "Offer") to purchase all of the outstanding Class A and Class B Common Shares of Issuer at a price of $7.00 net cash per Share. The Offer commenced (within the meaning of Rule 14d-2(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) on May 23, 2000. The initial expiration date for the Offer is 5:00 p.m., June 21, 2000, which is the twentieth business day from and after the date the Offer is commenced, including the date of commencement as the first business day in accordance with Rule 14d-2 under the Exchange Act. Mr. Moyes has filed with the Securities and Exchange Commission a Tender Offer Statement on Schedule TO (together with any supplements or amendments thereto), which contains (as an exhibit thereto) Mr. Moyes' Offer to Purchase that shall be mailed to the holders of Shares with respect to the Offer. Mr. Moyes also has filed preliminary consent solicitation materials with the Securities and Exchange Commission for the purpose of obtaining the written consent of Issuer's stockholders that are intended to facilitate the Offer and the appointment of Mr. Moyes and his designees as a majority of the board of directors.

     Other than as disclosed in Mr. Moyes' Offer to Purchase and the preliminary consent solicitation materials, the Filing Persons have no plans or proposals that include or may result in: (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) a change in the present board of directors or management of the Issuer, including a change in the number or term of directors or to fill any existing vacancies on the board; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws, or instruments corresponding thereto, or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     The aggregate number and percentage of Shares to which this Schedule 13D relates is 657,650 Shares, representing 12.7% of the 5,196,358 Shares outstanding as reflected in the Issuer's most recently filed Form 10-Q for the period ended December 31, 1999. Jerry Moyes is the direct and beneficial owner of 60,500 Shares. The Trust is the direct and beneficial owner of an additional 297,150 Shares. As grantors, trustees, and beneficiaries of the Trust, Mr. Moyes and his wife, Vickie Moyes, may be deemed to beneficially own (as defined in rule 13d-3 promulgated under the Exchange Act) the Shares owned by the Trust. SME-Utah is the direct beneficial owner of an additional 300,000 Shares. Because Mr. Moyes owns approximately 75% of the outstanding voting stock of SME-Nevada, which in-turn owns 100% of the outstanding voting stock of SME-Utah, Mr. Moyes may also be deemed to beneficially own (as defined in Rule 13d-3 promulgated under the Exchange Act) a portion of the 300,000 Shares owned by SME-Utah. Mr. Moyes disclaims beneficial ownership of any Shares attributable to the percentage of SME-Nevada he does not own.

     There have been no transactions in the Shares effected during the 60 days preceding the date hereof by any of the Filing Persons.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                                     None

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     None

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 May 23, 2000
                                 ------------
                                    (Date)

                            By: /s/ Earl H. Scudder
                                ----------------------------
            Earl H. Scudder on behalf of Jerry Moyes, individually
                                  (Signature)

                    Earl H. Scudder, under power of attorney
                                  (Name/Title)

                            By: /s/ Earl H. Scudder
                                ----------------------------
            Earl H. Scudder on behalf of Vickie Moyes, individually
                                  (Signature)

                   Earl H. Scudder, under power of attorney
                                 (Name/Title)

             The Jerry & Vickie Moyes Family Trust Dated 12/11/87

                            By: /s/ Earl H. Scudder
                                ----------------------------
                   Earl H. Scudder on behalf of Jerry Moyes,
        Trustee of the Jerry & Vickie Moyes Family Trust Dated 12/11/87
                                  (Signature)

                   Earl H. Scudder, under power of attorney
                                 (Name/Title)

                            By: /s/ Earl H. Scudder
                                ----------------------------
                  Earl H. Scudder on behalf of Vickie Moyes,
        Trustee of the Jerry & Vickie Moyes Family Trust Dated 12/11/87
                                  (Signature)

                   Earl H. Scudder, under power of attorney
                                 (Name/Title)

                          SME Steel Contractors, Inc.

                            By: /s/ Earl H. Scudder
                                ----------------------------
                 Earl H. Scudder on behalf of Gordon Holladay,
            Secretary and Treasurer of SME Steel Contractors, Inc.
                                  (Signature)

                   Earl H. Scudder, under power of attorney
                                 (Name/Title)